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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 ESG RE LIMITED
                                (Name of Issuer)

                          COMMON STOCK,$1.00 PAR VALUE
                         (Title of Class of Securities)

                                    G31215109
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. G31215109

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  Vontobel USA Inc.
                  13-3223264

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                            (a)      |_|
                                                            (b)      |X|

3.   SEC Use Only

4.   Citizenship or Place of Organization
                  New York

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power
                  247,500

6.   Shared Voting Power
                  0

7.   Sole Dispositive Power
                  247,500

8.   Shared Dispositive Power
                  0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  247,500

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

11.  Percent of Class Represented by Amount in Row 9
                  1.87%

12.  Type of Reporting Person (See Instructions)
                  IA


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                              GENERAL INSTRUCTIONS

Item 1.

(a)      Name of Issuer:

                           ESG RE LIMITED

(b)      Address of Issuer's Principal Executive Offices:

                           Skandia Intl. House
                           16 Church Street
                           Hamilton, HM 11, Bermuda

Item 2.

(a)      Name of Person Filing:

                           Vontobel USA Inc.

(b)      Address of Principal Business Office or, if none, Residence:

                           450 Park Avenue
                           New York, NY  10022

(c)      Citizenship:

                           Corporation Organized under New York State Law

(d)      Title of Class of Securities:

                           Common Stock

(e)      CUSIP Number:

                           G31215109

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      |_|      Broker or dealer registered under Section 15 of the Act.

(b)      |_|      Bank as defined in section 3(a)(6) of the Act.

(c)      |_|      Insurance company as defined in section 3(a)(19) of the Act.


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(d)      |_|      Investment company registered under section 8 of the
                  Investment Company Act of 1940.

(e)      |X|      An investment adviser in accordance with Section
                  240.13d-1(b)(1)(ii)(E).

(f)      |_|      An employee benefit plan or endowment fund in accordance with
                  Sections 240.13d-1(b)(1)(ii)(F).

(g)      |_|      A parent holding company, in accordance with Sections
                  240.13d-1(b)(1)(ii)(G).

(h)      |_|      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

(i)      |_|      A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940.

(j)      |_|      Group, in accordance with Sections 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)      Amount Beneficially Owned
                           247,500

(b)      Percent of Class
                           1.87%

(c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote
                           247,500
         (ii)     shared power to vote or to direct the vote
                           0
         (iii)    sole power to dispose or to direct the disposition of
                           247,500
         (iv)     shared power to dispose or to direct the disposition of
                           0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|


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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         No persons other than the persons filing this schedule 13G have an economic interest in the securities reported which relates to more than five percent of the class of securities. Vontobel USA Inc., a Registered Investment Advisor, beneficially owns the securities reported herein on behalf of certain institutional clients, including investment companies.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           N/A

Item 8.  Identification and Classification of Members of the Group.

                           N/A

Item 9.  Notice of Dissolution of Group.

                           N/A

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 3, 2000
                                                    Date

                                                    /s/ Joseph Mastaloni

                                                    Joseph Mastaloni
                                                    Compliance Officer
                                                    Name/Title


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         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements of omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)